UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(December 15, 2011)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release – Diversinet Appoints Dr. Hon Pak as Interim CEO.

2.

Material change report filed in Canada.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: December 15, 2011

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

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Diversinet Appoints Dr. Hon Pak as Interim CEO

Veteran Healthcare IT Executive Succeeds Retiring CEO

TORONTO, Dec. 14, 2011 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leader in “Connected and Protected” mobile healthcare communications, has appointed Dr. Hon Pak as its interim Chief Executive Officer.  Dr Pak succeeds Albert Wahbe, who has retired as CEO but will remain Chairman of the Board of Directors until March 31, 2012. Dr. Pak has served on the company’s executive advisory board since September.

“Dr. Pak brings the perfect blend of extensive medical and technology knowledge along with strong leadership experience” stated Wahbe. “His healthcare expertise will help lead our team in managing several now fully-functional MobiSecure® deployments and the further market penetration of our leading secure mobile applications.”

Diversinet’s Board expressed their appreciation for Wahbe’s many contributions as CEO and particularly for helping to establish the company’s leadership position as a recognized innovator in secured mobile healthcare.

Pak is a recently retired Chief Information Officer (CIO) of the U.S. Army Medical Department, an $11 billion healthcare system with more than 60,000 employees. He was the Army’s first Chief Medical Information Officer before his promotion to CIO. Pak also previously served as president of the American Telemedicine Association, leading the effort on global health and standards development for telehealth. In addition, he has also headed the Advanced Information Technology Group within the Telemedicine and Advanced Technology Research Center, which has served as the U.S. Department of Defense health IT research and development arm.

"Healthcare is starting to undergo significant changes, becoming more outcome based and patient centered,” Pak said. “Mobility will be critical for healthcare organizations to achieve this transformation. Diversinet, with its proven and secure mobile development platform, is well positioned to meet this demand. I decided to join Diversinet because of my passion for its technology and even more importantly, its people."

Pak is recognized for the design and development of a health IT strategy around patient-centered care and as an innovator who helped transform Army Medicine into a systems based organization. He also shaped a federal investment in electronic health record exchanges and health information technology for active military, veteran and civilian populations. He holds a medical degree from the Uniformed Services University of Health Sciences and completed a fellowship in dermatology at Walter Reed Army Medical Center. Pak is a distinguished graduate of the United States Military Academy.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) provides patented and proven secure products that enable healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to anyone, anytime, anywhere, on mobile devices. Learn more about how Diversinet is delivering “Healthcare. Connected and Protected” at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MobiSecure is a registered trademark of Diversinet Corp.

Contacts:

Public Relations

Investor Relations

Comunicano, Inc.

Liolios Group, Inc.

Laura Abbott

Ron Both

203-869-8217

949-200-1710

laura.abbott@comunicano.com

info@liolios.com

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FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Diversinet Corp.

2235 Sheppard Avenue East, Suite 1700

Toronto, Ontario  M2J 5B5

Item 2

Date of Material Change

December 14, 2011

Item 3

News Release

A press release with respect to the material change described herein was issued on December 14, 2011 via Canada Newswire.

Item 4

Summary of Material Change

Diversinet Corp. (the “Corporation”) announced that Dr. Hon Pak has been appointed as interim Chief Executive Officer.  Dr Pak succeeds Albert Wahbe, who has retired as CEO but will remain Chairman of the Board of Directors until March 31, 2012. Mr. Wahbe has been provided with a settlement amount.

Item 5

5.1 Full Description of Material Change

The Corporation has entered into a consultant agreement with HSP Technology for the services of Dr. Hon Pak as Chief Executive Officer on an interim basis.  Under the consultant agreement the Corporation will pay U.S.$30,000 per month and has issued stock options to purchase up to 300,000 Diversinet common shares.  This consultant agreement may be terminated by either party at any time after June 15, 2012 without cause upon sixty (60) days written notice, which notice may be provided prior to June 15, 2012 to be effective 60 days thereafter.

In accordance with an agreement entered into with Albert Wahbe, Mr. Wahbe will receive amounts owed to him under his employment agreement, namely issuance of up to 75,000 Diversinet common shares as calculated in accordance with the employment agreement on each of December 31, 2011 and March 31, 2012.  Mr. Wahbe will also be entitled to reimbursement of expenses up to $6,000 per month until March 31, 2012.  Mr. Wahbe will remain Chairman of the Board of Directors until March 31, 2012 and may continue to serve on the Corporation’s Board of Directors for the balance of his term.  Furthermore, as long as Mr. Wahbe continues to be a member of the Board of Directors, he may exercise any vested unexercised and unexpired stock options in accordance with their terms.

The independent members of the Board of Directors of the Corporation (being all directors other than Mr. Wahbe) reviewed and considered the terms and conditions of the arrangement with Mr. Wahbe and unanimously determined that it was in the best interests of the Corporation to enter into the agreement with Mr. Wahbe.  The arrangement with Mr. Wahbe may be considered to be a “related party transaction” for purposes of National Instrument 61-101- Protection of Minority Security Holders in Special Transactions (“NI 61-101”).  The arrangement with Mr. Wahbe is exempt from the formal valuation and minority approval requirements of NI 61-101 on the basis that the fair market value of the subject matter of the transaction does not exceed 25% of the Corporation’s market capitalization.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6

Reliance on Confidentiality Provisions

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information contact David Hackett, Chief Financial Officer, at (416) 756-2324, extension 275.

Item 9

December 15, 2011.